Morgan Stanley



Dear Fellow Shareholders:

Morgan Stanley delivered strong financial results in 2022 against the backdrop of a complex and challenging macroeconomic environment. Our acquisitions of E*TRADE and Eaton Vance have accelerated the decade-long transformation of Morgan Stanley into a company with a sustainable business model with both scale and momentum. Our diversified global franchise is well positioned to drive growth over the next decade.

We will continue to invest in and nurture the depth of talent and leadership we have across our organization, broaden the diversity of this talent, and strengthen our culture of accountability, collaboration and inclusion. The senior management team is strong and experienced, and our employees are the foundation of our Firm, driving our business growth and sustaining our culture. We remain committed to ensuring that a diverse workforce will lead the Firm into the next decade of success.



James P. Gorman
Chairman and CEO

FINANCIAL PERFORMANCE AND BUSINESS REVIEW

2022 was marked by an extraordinary set of events not seen in decades, putting our business model to the test. We started the year with the tail end of the global pandemic and significant geopolitical turmoil. U.S. inflation reached a 40-year high, and other global economies also experienced a rapid increase in prices. The Federal Reserve responded with the fastest rate increases in decades. The combined impact of persistent inflation and rapid central bank tightening pressured asset levels and hit investor sentiment, leading to very little new strategic activity and capital raising.

Amidst this difficult backdrop, Morgan Stanley delivered strong results and produced a return on average tangible common equity (ROTCE) of 15.3% for the full year. The Firm reported annual net revenues of $53.7 billion and net income of $11.0 billion—the second highest in our history.

The integrated investment bank—our Institutional Securities businesses—delivered revenues of $24.4 billion last year. Our Investment Banking revenues

were significantly lower from the prior record year on an anemic underwriting calendar impacted by lower asset values and market uncertainty. Our Equity and Fixed Income businesses, on the other hand, delivered strong revenues. Our investments in Fixed Income over the past few years have yielded strong results. Fixed Income delivered its best annual result in over a decade as clients increased engagement in response to central banks' rate-hiking cycle.

Institutional Securities is a top three global leader in the industry as demonstrated by wallet share. We remain a leader in Equity and Investment Banking and have steadily rebuilt our Fixed Income franchise to focus on our strongest capabilities. Scale in our global businesses has been the foundation for gaining market share, and our competitive position is strong. We have demonstrated our ability to defend share and gain it in relatively more capital-light businesses. We also remain disciplined in our risk management and are appropriately careful with our resources, managing our risk-weighted assets and keeping our G-SIB surcharge consistent over three years.

Wealth Management demonstrated strong growth in 2022, delivering record revenues of $24.4 billion and a pretax margin of 27.0%. While our total client assets declined to $4.2 trillion at the end of the year, we brought in $311 billion of net new assets in a very volatile market environment, with most major indices down about 20% or more. Our business continues to benefit from strong client demand across the platform, and asset generation across all our channels is supporting this growth. Net interest income benefited from higher Federal Funds rates and the investments in expanded bank offerings for our clients.

With the top advisor-led business in the industry, complemented by leading workplace and self-directed offerings, the wealth franchise we have built is in a category of one, reflecting the combination of best-in-class advice and best-in-class technology. We have leadership positions in each of these channels. The development of the self-directed and workplace channels was a concerted strategic shift, enabling us to meet any client wherever they are in their wealth accumulation journey and become their wealth management firm of choice. We have 18 million relationships across these channels, with the potential to deepen those relationships further and consolidate client assets onto our platform.

Over the last three years, we grew net new assets by nearly $1 trillion. Our sources of net new assets are well diversified and include new and existing clients, self-directed assets, stock plan vesting and net recruiting, with no single source exceeding a 25% contribution. Given the scale and reach of our business, we expect to deliver $1 trillion in net new assets every three years going forward, assuming normal market appreciation consistent with historical performance.

Our workplace channel is an important driver of consolidating assets onto our platform, and it continues to bring new relationships to the Firm. We have executed our strategy to deepen these relationships and have reached our goals to provide companion accounts to 90% of U.S. participants, and to achieve 30% retention of stock plan vested assets. From 2020 through the end of 2022, we have already seen flows of approximately $150 billion migrate to the advice-based channel that originated from a workplace relationship. A portion of these assets are the stock plan vested balances, but a larger portion is from assets held away. As we deliver our full suite of capabilities, our strategy to attract clients to advice is working, and the benefit of advice is resonating with our clients.

Investment Management reported annual revenues of $5.4 billion and total assets under management ended the year at $1.3 trillion. While lower asset levels pressured revenues, our results show the diversification of the business and most of its revenues come from durable asset management fees. With the

Strength of Business Model Tested in a Challenging Year

What Happened in 2022	How We Did in 2022
Highest Inflation in 40 Years	15.3% ROTCE
Fastest Rate Increases in 40 Years	15.3% CET1 Ratio
Tail End of Worst Pandemic in 100 Years	$54Bn in Net Revenues
War in Europe	~3% Dividend Yield, ~$10Bn Buyback
Significant Geopolitical and Political Turmoil	Record Wealth Management Pre-Tax Profit
Worst Underwriting Calendar in 10 Years	>$300Bn in Net New Assets
S&P 500 Down (19)%	Integration of Two Major Acquisitions

2022 Highlights

Executing Our Strategy

- Record Wealth Management revenues of $24.4 billion and pre-tax margin of 27.0%

- $4.2 trillion in Wealth Management client assets across advisor and self-directed channels; $1.3 trillion in assets under management in Investment Management

- $311 billion in net new assets in Wealth Management representing 6% of beginning period client assets

- $14.4 billion of total net inflows across Alternatives and Solutions asset classes in Investment Management

- $210 billion of investable capital across our diverse alternatives platform

- Highest Fixed Income revenues in over a decade of $9.0 billion

- Combined Wealth Management deposits of $351.0 billion

- Returned ~9% of capital through $10 billion in stock repurchases and ~3% dividend yield

Fortified Capital and Enhanced Liquidity

- Common equity tier 1 capital ratio standardized approach of 15.3% as of December 31, 2022, with $91.4 billion in common equity

- $312.3 billion average global liquidity resources as of December 31, 2022

> Our acquisitions of E*TRADE and Eaton Vance have accelerated the decade-long transformation of Morgan Stanley into a company with a sustainable business model with both scale and momentum.

acquisition of Eaton Vance, this business continues to broaden and deliver results, and has been transformed into a business of greater scale and diversification. We are a leader in areas of increasing client demand—alternatives, customization and sustainability—and can offer our clients differentiated value through an expanded product set. This increased diversification, combined with our value-add fixed income platform, continues to support results in more volatile equity markets.

We remain very aligned to growth areas in asset management. We have $210 billion of investable capital in our alternatives business, with strong growth in private credit, real assets including infrastructure, our multistrategy hedge fund platform, and in special



Eric Grossman, Chief Legal Officer and Chief Administrative Officer; Ted Pick, Co-President, Head of Institutional Securities Group and Co-Head of Corporate Strategy; Clare Woodman, Head of Europe, the Middle East and Africa

situations. Our market-leading Parametric and Calvert businesses have robust investment capabilities in customization and sustainability, respectively, and continue to be significant growth engines. Since the acquisition announcement, Parametric has brought in net asset inflows of approximately 30% of beginning level assets under management. Together these businesses offer strong tailwinds to increasing our durable asset management fee revenues.

In addition to each of our business segments having leading competitive positions, we are also focused on being disciplined in managing our capital resources. We have consistently increased our capital return program over the past decade. At the end of 2022, our CET1 ratio of 15.3% was 200 basis points above our risk-based minimum regulatory requirement, providing flexibility and capacity for growth investments. We repurchased $10 billion of stock this year and distributed a dividend yield of approximately 3%, together generating a return of approximately 9%.

In conclusion, our strong brand and franchise are generating tangible results as we collaborate

E*TRADE is a pioneer in the online brokerage industry and has built a best-in-class, direct-to-consumer digital channel with a strong client franchise and an iconic brand over 40 years. Founded on the principle of innovation, it has long been at the forefront of enhancing the financial independence of traders and investors through a powerful product offering and innovation in digital technology. In addition, the combination of E*TRADE's and Morgan Stanley's existing stock plan administration businesses—Morgan Stanley at Work—has created a premier workplace wealth provider for corporations and their employees.

The addition of E*TRADE in 2020 significantly increased the scale and breadth of our Wealth Management franchise and positioned Morgan Stanley to be an industry leader. With the top advisor-led business in the industry, complemented by leading workplace and self-directed offerings, the wealth franchise we have built is in a category of one.

across our segments with a coordinated, client-focused approach. When markets rebound, we will capitalize on growth across the full Firm from an even stronger position.

BALANCED BUSINESS MODEL TO DRIVE LONG-TERM GROWTH

The strategic decisions we made over the past decade have transformed Morgan Stanley's business model.

We now derive half of our pre-tax profit from Wealth and Investment Management, and we expect they will become an increasingly larger driver of the Firm's pre-tax profit in the future. This provides stability that will be further enhanced as we continue to grow our client assets, while our preeminent Institutional Securities franchise will continue to be a driver of incremental revenue, particularly in active markets. We have built unique competitive advantages around each of our businesses and have significant opportunities to maximize growth in the years ahead.

Our Wealth and Investment Management businesses together held $5.5 trillion in client assets at the end of 2022. We have significant scale advantages in these businesses and our longer-term goal is to grow these assets to $10 trillion. The earnings power underlining these businesses will serve as an economic engine for the Firm for a long time.

We are confident in the long-term value proposition of the Firm and remain committed to the goals we outlined a year ago, including an ROTCE goal of 20%+ through business cycles. We also added a new goal this year in Wealth Management for net new assets that I outlined earlier. With a constructive outlook and the proven track record we have delivered thus far, we fully expect to achieve our goals over time.

INVESTING IN OUR PEOPLE AND TALENT

Our future growth and long-term success will also be driven by the depth of talent across our Firm and a strong culture that guides our employees. Investing in broadening the diversity of our employees



Dan Simkowitz, Head of Investment Management and Co-Head of Corporate Strategy; Carol Greene-Vincent, Chief Audit Officer

Our Strategy

What we do:
Advise, originate, trade, manage and distribute capital for governments, institutions and individuals, and always do so with a standard of excellence.

How we do it:
Execute in a way that is consistent with our values and, whenever possible, deliver more than one part of the Firm.

With what result:
Deliver strong returns for our shareholders, build long-term value for our clients and offer highly attractive career opportunities for our employees.

Affirming Confidence in Long-Term Value Proposition

	GOALS
ROTCE	20%+
Efficiency Ratio	< 70%
WM Pre-Tax Margin	30%+
WM Net New Assets	$1 Trillion Every ~3 Years
	LONGER-TERM GOAL
Client Assets	$10 Trillion

and continuing to reinforce our culture remain important objectives for our Board of Directors and management teams across the world.

We have strong executive leadership and management across our business and infrastructure organizations. In addition, we are growing the generation of talent needed in the next 10 and 20 years and are deeply committed to investing in them and their success. Over the past year, we continued to add responsibilities to members of the executive leadership team to broaden their management experience, giving them more opportunities to develop and showcase their capabilities.

More recently, a handful of seasoned executives on our Operating Committee have stepped aside, either to pursue new roles in the organization or to pursue other opportunities. Shelley O'Connor, the Firm's Head of External Affairs, announced last summer that she would retire from the Firm. Franck Petitgas announced that he would step down from his role as Head of Morgan Stanley International to become a Senior Advisor. Jon Pruzan, our Chief Operating Officer and former Chief Financial Officer, announced his retirement from the Firm to pursue opportunities outside the organization. Each of these individuals is a long-serving, senior leader who represents the best of our Firm and our culture. But after years of relative stability amongst our broader management team, such change is positive as it provides opportunities for other talented leaders to broaden their management capabilities.

For example, with Shelley O'Connor's retirement, our Chief Legal Officer, Eric Grossman, was also made Chief Administrative Officer, taking over responsibility for External Affairs. Following the retirement of Jon Pruzan, Michael Pizzi assumed additional responsibility overseeing our global Technology organization, reporting to Ted Pick in his role as Head of Technology and Andy Saperstein in his role as Head of our U.S. Banks. Mike's new responsibilities leverage his experience at E*TRADE managing a technology-driven organization. The Global Operations function now reports to Clare Woodman, giving her additional management responsibilities beyond her role as Head of EMEA. Mandell Crawley, the Firm's Chief Human Resources Officer, now also oversees Corporate Services and Global Centers, allowing him to sharpen our continued focus on improving the employee experience. The Firm has made a concerted effort to enhance the non-financial risk management of our businesses, and Raul Yanes, as the Firm's Head of Non-Financial Risk, has also been given additional responsibilities and joined the Operating Committee. These and other organizational changes are part of a continued effort on my part to give expanded responsibilities and management experience to the next generation of leaders at Morgan Stanley.

Two of the most critical forums for the management and governance of our Firm are the Operating and Management Committees. As the Firm's most senior committee, the Operating Committee is a

Given the scale and reach of our business, we expect to deliver $1 trillion in net new assets every three years going forward, assuming normal market appreciation consistent with historical performance.

Our Core Values

Since our founding in 1935, Morgan Stanley has pledged to do first-class business in a first-class way. Underpinning all that we do are five core values.

Do the Right Thing

Act with integrity. Think like an owner to create long-term shareholder value. Value and reward honesty and character.

Put Clients First

Keep the client's interests first. Work with colleagues to deliver the best of the Firm to every client. Listen to what the client is saying and needs.

Lead With Exceptional Ideas

Win by breaking new ground. Leverage different perspectives to gain new insight. Drive innovation. Be vigilant about what we can do better.

Commit to Diversity and Inclusion

Value individual and cultural differences as a defining strength. Champion an environment where all employees feel a sense of belonging—are heard, seen and respected. Expect everyone to challenge behavior counter to our culture of inclusion. Attract, develop and retain talent reflecting the full diversity of society.

Give Back

Serve our communities generously with our expertise, time and money. Build a better Firm for the future by contributing to our culture. Develop our talent through mentoring and sponsorship.



Mandell Crawley, Chief Human Resources Officer;
Sharon Yeshaya, Chief Financial Officer

mechanism for the leaders of our businesses and select infrastructure heads to meet regularly, share information and make decisions about the future direction of the Firm. The Management Committee is a larger group of business unit and infrastructure heads that is critical to information sharing and debate amongst the senior management team. Each year, I assess the membership of both committees to ensure that they accurately reflect the leadership and priorities of the Firm, and the executive changes I discussed above have allowed me to continue to reshape these important forums.

The average tenure on each of our Operating and Management Committees is 19 years. Our Operating Committee is comprised of 20% women and is 40% ethnically diverse, while our Management Committee is 24% women and 31% ethnically diverse. We have increased these percentages over the past few years and will endeavor to continue to improve them.

EATON VANCE is one of the oldest investment companies in the United States, with a history dating back to 1924, marked by strong investment performance and innovation in investment products. Eaton Vance's distinct investment brands offer a broad complement of investment strategies and wealth management solutions. It is a market leader in secular growth areas such as customized portfolios and sustainable investing through its Parametric and Calvert businesses, respectively. Its Atlanta Capital business specializes in high-quality stock and bond portfolios.

Eaton Vance's complementary offerings have significantly increased the capabilities and scale of Morgan Stanley's Investment Management franchise since their addition in 2021. Our distribution networks—Eaton Vance's powerful U.S. retail distribution capabilities and Morgan Stanley Investment Management's strength in international distribution—enhance our client reach. Together, we have established an industry-leading asset manager that provides a distinctive set of investment solutions to our clients globally.

In addition to this focus on the future generation of talent at Morgan Stanley, your Board of Directors and I are very focused on succession planning. We think about succession in a methodical and intentional way and have a comprehensive succession plan for the long-term benefit of the Firm, including the identification of strong internal CEO candidates. I fully expect one of these internal candidates to replace me when I step down.

Building an increasingly diverse workforce across the entire organization remains central to our values, and we continue to take steps to ensure that our employees reflect the demographics of the communities in which we live and work. We have deepened our efforts to recruit, advance and retain diverse talent through a holistic approach focused on professional development, health and wellbeing, benefits and culture.

This year, women made up 38% of our new Managing Director class, the highest proportion of women ever promoted at our Firm. Nearly a third of the U.S. class were ethnically diverse. Through the Institute of Inclusion's Talent Accelerator, we are providing a suite of offerings that support career advancement for women and ethnically diverse Vice Presidents and Executive Directors in areas such as skill development, career management, coaching, and networking with senior leaders and peers. It is designed to support and accelerate diversity and inclusion efforts within Morgan Stanley.



Michael A. Pizzi, Head of U.S. Banks and Head of Technology; Keishi Hotsuki, Chief Risk Officer; Andy Saperstein, Co-President and Head of Wealth Management



Our Wealth and Investment Management businesses together held $5.5 trillion in client assets at the end of 2022. We have significant scale advantages in these businesses and our longer-term goal is to grow these assets to $10 trillion.

We published our third annual Diversity and Inclusion report last year, a continued demonstration of our commitment to progress, transparency and accountability. The report highlights our achievements to date and speaks to the work still to be done. Amongst the achievements, we launched the Equity in Education Career Consortium, a multiyear program providing grants to six leading organizations addressing systemic inequities in education and career outcomes for high school and college students from low- to moderate-income backgrounds. I am proud of how much we have accomplished, yet I know there is still much more to do.

At Morgan Stanley, our culture guides our employees, and our values inform everything they do: we have a commitment to do the right thing, put clients first, lead with exceptional ideas, commit to diversity and inclusion, and give back. As a management team, we are committed to meaningfully investing in our culture and values for future generations.

LOOKING AHEAD

In recent weeks, we have seen the impact that rapid interest rate increases have had on some small and mid-size banks. Many of the issues that have arisen are somewhat idiosyncratic to the individual banks, and are not in my view indicative of a systemic problem. Banks of all sizes are vital to the U.S. economy and serve a variety of customers and communities. Along with our peers, we took action to support the stability and functioning of our financial system, and we remain confident in the country’s banking system. For our part, Morgan Stanley is very well positioned to drive growth over the next decade. With a clear strategy, we have transformed our business model so that we are a more balanced company that will be sustainable over the long term and through business cycles. We have global businesses with strong brands and competitive positions. Our clarity of purpose has been a key driver of our success to date, and the next decade will be no different.

I have great confidence in our senior management team. Their leadership is essential to leading this Firm into the future. We are committed to a strong culture and a set of principled values that guide all our employees while fostering a diverse and equitable environment where everyone can succeed. We will continue to invest in our people and talent; it is their hard work and dedication that deliver results. I am proud of our 82,000 employees who continued to show their commitment to our clients in a difficult and challenging year.

I am excited about our future and confident in our ability to deliver lasting value to our shareholders. Thank you for your investment in Morgan Stanley.

James P. Gorman

JAMES P. GORMAN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
APRIL 6, 2023

EXPLANATORY NOTES

This letter may contain forward-looking statements, including the attainment of certain financial and other targets, objectives and goals. Actual results may differ materially from those expressed or anticipated in these forward-looking statements. Morgan Stanley does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of such forward-looking statements. For a discussion of risks and uncertainties that may affect future results, please see Morgan Stanley's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including any amendments thereto.

The comparisons of current and prior periods are impacted by the financial results of the acquisitions of E*TRADE Financial Corporation (E*TRADE), which closed on October 2, 2020 (reported in the Wealth Management segment), and Eaton Vance Corp. (Eaton Vance), which closed on March 1, 2021 (reported in the Investment Management segment).

Information provided within this letter may include certain non-GAAP financial measures that we believe to be useful to us, investors, analysts and other stakeholders by providing further transparency about, or an additional means of assessing, our financial condition and operating results. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures is included in either the Annual Report on Form 10-K for the year ended December 31, 2022 (2022 Form 10-K), or herein.

Return on average tangible common equity (ROTCE) and tangible common equity are non-GAAP financial measures. The calculation of return on average tangible common equity represents full-year net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Tangible common equity represents common equity less goodwill and intangible assets net of allowable mortgage servicing rights deduction.

Net income represents net income applicable to Morgan Stanley.

Common Equity Tier 1 (CET1) Capital Ratio is based on the Basel III Standardized Approach Fully Phased-in rules.

Top three share position across Institutional Securities is a ranking based on internal analysis of net revenues for Morgan Stanley and peers.

G-SIB surcharge represents an amount of capital that globally systemic banks (G-SIBs) must hold in excess of minimum requirements and that increases with the bank's systemic importance indicators.

Pre-tax margin represents pre-tax profit as a percentage of net revenues.

Wealth Management client assets represent those for which Wealth Management is providing services, including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage services; financial and wealth planning services; workplace services, including stock plan administration and retirement plan services.

Relationships represent advisor-led households, self-directed households, stock plan participants, and retirement and financial wellness participants excluding overlap as of December 31, 2022.

Net new assets represent client inflows (including dividend and interest) and asset acquisitions less client outflows (excluding activity from business combinations/divestitures and impact of fees and commissions).

Investment Management **Alternatives and Solutions** asset class includes products in Fund of Funds, Real Estate, Private Equity and Credit strategies, Multi-Asset portfolios, as well as Custom Separate Account portfolios.

Investable Capital includes assets under management, unfunded commitments, co-investments, and leverage across private alternative and liquid alternative strategies as of December 31, 2022. The assets under management portion of investable capital is reported under the "Alternatives and Solutions," "Equities" and "Fixed Income" categories in the 2022 Form 10-K. Private Alternatives is ~$120 billion of the total Alternatives investable capital amount.

Net flows % since acquisition announcement represent net flows since the announcement of the Eaton Vance acquisition, from 4Q 2020 to 4Q 2022 divided by assets under management as of 3Q 2020. Data from September 30, 2020, to March 1, 2021, is prior to the close of the acquisition. These net flows are across Parametric custom portfolios in retail separately managed accounts reported under the "Alternatives and Solutions" category in the Morgan Stanley 2022 Form 10-K.

Net new assets as % of beginning period client assets represent net new assets divided by beginning client assets for each period.

Deposits reflect liabilities sourced from Wealth Management clients and other sources of funding on the U.S. Bank subsidiaries. Deposits include sweep deposit programs, savings and other, and time deposits. It excludes approximately $6 billion of off-balance sheet deposits as of December 31, 2022.

Liquidity resources, which are held within the bank and non-bank operating subsidiaries, comprise high-quality liquid assets and cash deposits with banks.

Total client assets of $5.5 trillion represent Wealth Management client assets and Investment Management assets under management.

Expense efficiency ratio represents total non-interest expenses as a percentage of net revenues.

The calculation of certain financial measures related to certain **goals** and objectives is adjusted to exclude integration-related expenses related to the E*TRADE and Eaton Vance acquisitions. The attainment of these goals or objectives may be impacted by external factors that cannot be predicted at this time, including macroeconomic and market conditions, and future regulations.